# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ring Energy, Inc., CIK 0001384195
CUSIP: 76680V108
Title of class of securities: Class A Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1725 HUGHES LANDING BLVD,, SUITE 900, THE WOODLANDS, Texas (TX), 77380
Date of event which requires filing of this statement: 02/24/2025
Amends the filing with accession number 0001193125-24-235378
Filed by CIK 0001635320
Persons authorized to receive notices and communications: Harsha Marti, c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York (NY), 10017, 212 878 0600

## Reporting persons
- Warburg Pincus & Company US, LLC. (CIK 0001635320): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus Partners II (US), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus (E&P) Energy LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus (E&P) Energy GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus Energy (E&P)-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- WP Energy Stronghold Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- WP Energy Partners Stronghold Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus Energy (E&P) Partners-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus Energy (E&P) Partners-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus Energy (E&P) Partners-B Stronghold, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus (E&P) XII LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus (E&P) XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus XII (E&P) Partners-2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus XII (E&P) Partners-1, L.P..: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- WP XII Stronghold Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- WP XII (E&P) Partners (A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
- WP XII (E&P) Partners (B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
- Warburg Pincus Private Equity (E&P) XII-E (A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus Private Equity (E&P) XII-D (A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus Private Equity (E&P) XII (A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus XII (E&P) Partners-2 Stronghold, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus & Co.: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.
- Warburg Pincus LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 28,945,643; sole dispositive power 0; shared dispositive power 28,945,643; aggregate amount beneficially owned 28,945,643 (15.1% of the class)
  Comment: 1 Based on 191,696,093 shares issued and outstanding as of October 24, 2024 based on information from the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common stock, par value $0.001 per share
Name of issuer: Ring Energy, Inc.
Address of issuer's principal executive offices: 1725 HUGHES LANDING BLVD,, SUITE 900, THE WOODLANDS, Texas (TX), 77380
Comment: This Amendment No. 6 to Schedule 13D (the "Statement") relates to the shares of Common Stock, $0.001 par value per share ("Common Stock"), of Ring Energy, Inc., a Nevada corporation (the "Issuer"), whose principal executive office is located at 1725 Hughes Landing Blvd. Suite 900, The Woodlands, Texas 77380. This Amendment amends the Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on September 12, 2022, Amendment No. 1, filed with the SEC on October 31, 2022 ("Amendment No. 1"), Amendment No. 2, filed with the SEC on August 25, 2023 ("Amendment No. 2,"), Amendment No. 3, filed with the SEC on March 6, 2024 ("Amendment No. 3"), Amendment No. 4, filed with the SEC on September 20, 2024 ("Amendment No. 4") and Amendment No. 5, filed with the SEC on October 9, 2024 ("Amendment No. 5"), and together with the Original Schedule 13D, the "Schedule 13D"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a)- (b) The information relating to the beneficial ownership of the Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information assumes there are 191,696,093 shares of Common Stock outstanding as of October 24, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q filed on October 29, 2024

On February 24, 2025, certain of the Reporting Persons sold an aggregate of 6,575,000 shares of Common Stock at a price of $1.23 per share pursuant to Rule 144 under the Securities Act of 1933 (the "Rule 144 Sale"), including: 1,856,123 shares sold by Warburg Pincus Energy (E&P)-A, L.P.; 1,184,486 shares sold by WP Energy Stronghold Holdings, L.P.; 96,981 shares sold by WP Energy Partners Stronghold Holdings, L.P.; 112,104 shares sold by Warburg Pincus Energy (E&P) Partners-A, L.P.; 37,806 shares sold by Warburg Pincus Energy (E&P) Partners-B Stronghold, LLC; 1,201,417 shares sold by Warburg Pincus Private Equity (E&P) XII (A), L.P.; 28,831 shares sold by Warburg Pincus Private Equity (E&P) XII-D (A), L.P.; 43,625 shares sold by Warburg Pincus Private Equity (E&P) XII-E (A), L.P.;78,571 shares sold by WP XII (E&P) Partners (A), L.P.;1,714,070 shares sold by WP XII Stronghold Holdings, L.P.; 202,181 shares sold by Warburg Pincus XII (E&P) Partners-1, L.P.; and 18,805 shares sold by Warburg Pincus XII (E&P) Partners-2 Stronghold, LLC.

Following the Rule 144 Sale, the shares of Common Stock are directly held as follows: 8,171,355 shares by Warburg Pincus Energy (E&P)-A, L.P.; 5,214,558 shares by WP Energy Stronghold Holdings, L.P.; 426,948 shares by WP Energy Partners Stronghold Holdings, L.P.; 493,523 shares by Warburg Pincus Energy (E&P) Partners-A, LP; 166,438 shares by Warburg Pincus Energy (E&P) Partners-B Stronghold, LLC; 5,289,092 shares by Warburg Pincus Private Equity (E&P) XII (A), L.P.; 126,927 shares by Warburg Pincus Private Equity (E&P) XII-D (A), L.P.; 192,054 shares by Warburg Pincus Private Equity (E&P) XII-E (A), L.P.; 345,901 shares by WP XII (E&P) Partners (A), L.P.; 7,545,984 shares by WP XII Stronghold Holdings, L.P.; 890,079 shares by Warburg Pincus XII (E&P) Partners-1, L.P.; and 82,784 shares by Warburg Pincus XII (E&P) Partners-2 Stronghold, LLC.

Warburg Pincus is the general partner of Warburg Pincus Partners II (US), L.P., which is the managing member of Warburg Pincus (E&P) Energy LLC and Warburg Pincus (E&P) XII LLC. Warburg Pincus (E&P) Energy LLC is the general partner of Warburg Pincus (E&P) Energy GP, L.P., which is the general partner of Warburg Pincus Energy (E&P)-A, L.P., WP Energy Stronghold Holdings, L.P., WP Energy Partners Stronghold Holdings, L.P., Warburg Pincus Energy (E&P) Partners-A, L.P., and Warburg Pincus Energy (E&P) Partners-B, L.P. Warburg Pincus Energy (E&P) Partners-B, L.P. is the managing member of Warburg Pincus Energy (E&P) Partners-B Stronghold, LLC. Warburg Pincus (E&P) XII LLC is the general partner of Warburg Pincus (E&P) XII, L.P., which is the general partner of Warburg Pincus XII (E&P) Partners-1, L.P., Warburg Pincus XII (E&P) Partners-2, L.P., WP XII Stronghold Holdings, L.P., WP XII (E&P) Partners (A), L.P., WP XII (E&P) Partners (B), L.P., Warburg Pincus Private Equity (E&P) XII (A), L.P., Warburg Pincus Private Equity (E&P) XII-D (A), L.P., and Warburg Pincus Private Equity (E&P) XII-E (A), L.P. Warburg Pincus XII (E&P) Partners-2, L.P. is the managing member of Warburg Pincus XII (E&P) Partners-2 Stronghold, LLC (Warburg Pincus and the other entities listed in this paragraph, collectively, the "Warburg Entities"). In such capacities, each of the Warburg Entities may be deemed to beneficially own the reported securities.
Transactions in the class effected during the past sixty days: Except for the Rule 144 Sale, the Reporting Persons have not effected any transactions related to the Common Shares since the filing of Amendment No. 5.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 24.1 - Joint Filing Agreement, dated as of September 20, 2024, among the Reporting Persons, incorporated by reference to Exhibit 24.1 to Amendment No. 4 to the Schedule 13D.

## Signatures
- Warburg Pincus & Company US, LLC.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus Partners II (US), L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus (E&P) Energy LLC: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus (E&P) Energy GP, L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus Energy (E&P)-A, L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- WP Energy Stronghold Holdings, L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- WP Energy Partners Stronghold Holdings, L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus Energy (E&P) Partners-B, L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus Energy (E&P) Partners-A, L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus Energy (E&P) Partners-B Stronghold, LLC: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus (E&P) XII LLC: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus (E&P) XII, L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus XII (E&P) Partners-2, L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus XII (E&P) Partners-1, L.P..: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- WP XII Stronghold Holdings, L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- WP XII (E&P) Partners (A), L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- WP XII (E&P) Partners (B), L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus Private Equity (E&P) XII-E (A), L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus Private Equity (E&P) XII-D (A), L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus Private Equity (E&P) XII (A), L.P.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus XII (E&P) Partners-2 Stronghold, LLC: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus & Co.: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)
- Warburg Pincus LLC: /s/ Harsha Marti, Harsha Marti, Authorized Signatory (02/27/2025)